

July 12, 2010

Via U.S. Mail and facsimile to (760) 804-8845

Ford Sinclair
Chef Executive Officer
VisiTrade, Inc.
2038 Corte Del Nogal, Suite 110
Carlsbad, California 92011

> **Re: VisiTrade, Inc.**
> **Amendment No. 2 to Form 10**
> **Filed June 16, 2010**
> **Form 10-K for Fiscal Year Ended December 31, 2009**
> **Filed June 16, 2010**
> **Form 10-Q for the Quarterly Period Ended March 31, 2010**
> **Filed June 25, 2010**
> **File No. 000-52982**

Dear Mr. Sinclair:

We have reviewed your filings and have the following comments.

Please respond to this letter within ten business days by amending your filing or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your filing and the information you provide in response to these comments, we may have additional comments.

Amendment No. 2 to Form 10

Item 3. Properties, page 20

1. Please identify the entity from which you sublease your space and indicate whether the lessor is a related party.

Signatures, page 43

2. Please revise your registration statement to include the language for signatures provided in Form 10.

Form 10-K for Fiscal Year Ended December 31, 2009

Financial Statements, page 11

3. In future filings please identify the financial statements as those of a development stage entity. Refer to ASC 915-205-45-4.

4. In future filings please either provide an auditor's report on the inception to date information or clearly label the inception to date information as unaudited on the face of the financial statements and elsewhere that inception to date information is provided.

Signatures, page 24

5. Please indicate whether Mr. Sinclair signed in his capacity as the company's controller or principal accounting officer and its sole director. See General Instruction D(2)(a).

Exhibit 31.1

6. In future filings, please specify in paragraph one the report to which the certification applies, for example, "this annual report on Form 10-K" or "this quarterly report on Form 10-Q," as applicable. Refer to Item 601(b)(31)(i) of Regulation S-K. Please also ensure that you use the correct language for the certifications. For example, you should use "registrant" instead of "small business issuer."

Form 10-Q for the Quarterly Period Ended March 31, 2010

Exhibit 32.1

7. In future filings, please specify the period for which the report is being filed.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comments, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

You may contact Anthony Watson, Staff Accountant, at (202) 551-3318 or Robyn Manuel, Staff Accountant, at (202) 551-3823 if you have questions regarding comments on the financial statements and related matters. Please contact Ronald E. Alper, Staff Attorney, at (202) 551-3329 or me at (202) 551-3725 with any other questions.

Sincerely,

H. Christopher Owings
Assistant Director